SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re Radvision Reports First Quarter 2009 Results dated May 5, 2009.

                                                                          ITEM 1

Corporate Contacts:                                          Investor Relations:

Adi Sfadia                                                        June Filingeri
Chief Financial Officer                                        Comm-Partners LLC
RADVISION                                                        +1 203-972-0186
+1 201-689-6340                                            junefil@optonline.net
cfo@radvision.com


                  RADVISION REPORTS FIRST QUARTER 2009 RESULTS

                         - Revenues Are $18.3 Million -
                  - GAAP Net Loss Is $0.04 per Diluted Share -
               - Non-GAAP Net Income Is $0.03 per Diluted Share -
          - Company Expects Return to Operating Profitability in 2Q09 -
        - 2Q09 Forecast is for GAAP EPS of $0.01; Non-GAAP EPS of $0.07 -

TEL AVIV, May 5, 2009 -- RADVISION(R) (Nasdaq: RVSN) reported today that revenues for the first quarter of 2009 were $18.3 million compared with revenues of $19.6 million in the first quarter of 2008.

The operating loss for the first quarter of 2009 was $1.4 million compared with an operating loss of $4.1 million in the first quarter of 2008. On a non-GAAP basis, the operating loss was $0.2 million for the first quarter of 2009 compared with $2.8 million for first quarter of 2008, excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods.

The net loss for the first quarter of 2009 was $0.8 million, or $0.04 per diluted share, compared with a net loss of $3.1 million, or $0.15 per diluted share, in the first quarter of 2008.

The Company returned to profitability on non-GAAP basis in the first quarter of 2009, with net income of $0.6 million, or $0.03 per diluted share. This excludes stock-based compensation expense of $1.2 million and a loss of $0.3 million due to the write-down of certain Auction Rate Securities, with the total of $1.4 million equivalent to $0.07 per diluted share. In the first quarter of 2008, the Company incurred a non-GAAP net loss of $1.8 million, or $0.08 per diluted share, excluding stock-based compensation expense of $1.3 million, or $0.07 per diluted share.

The Company had forecast that sales would be $19 million for the first quarter of 2009, the net loss would be $1.0 million or $0.05 per diluted share and that non-GAAP net income would be $0.3 million or $0.02 per diluted share. The non-GAAP forecast excluded stock-based compensation expense of $1.3 million, or $0.07 per diluted share.

Total revenues for the first quarter of 2009 consisted of $13.6 million for the Networking Business Unit (NBU) and $4.7 million for the Technology Business Unit
(TBU). This compares with $14.1 million for the NBU and $5.5 million for the TBU reported in the first quarter of 2008.

The Company ended the first quarter of 2009 with approximately $117.7 million in cash and liquid investments, equivalent to $6.01 per basic share, a decrease of $3.6 million from December 31, 2008. The decrease reflects the use of $1.1 million for the repurchase of 204,833 Company shares, $0.3 million of capital expenditures, and a decrease in cash provided by operating activities of $2.1 million.

Boaz Raviv, Chief Executive Officer, commented: "We reached our goal of returning to profitability on a non-GAAP basis in the first quarter of 2009 even though our revenues were 4% lower than expected because of below forecast sales of our Networking Business Unit. The improvement in our profitability was made possible by the planned reduction in our operating expenses, following a year of accelerated investment to advance our technology, and deepen and broaden our channel relationships, which has produced significant results.

"Our NBU revenues in the first quarter were impacted by an extended sales cycle especially in the U.S. due to economic uncertainty. In addition, we were affected by more conservative than expected inventory management by Cisco in the first quarter, although we were engaged together in important projects in the Federal and healthcare markets, among others. We have also received a very favorable response to the Next Generation solution Cisco recently introduced - HD quality video integrated with WebEx, based on RADVISION technology. The balance of our NBU revenues increased 5% year over year, and included record results with our partners IBM and LifeSize.

"The revenues of our Technology Business Unit were higher than forecasted for the first quarter. We continued to gain traction in bringing more integrated and turnkey solutions to the market in the quarter including the introduction with Texas Instruments of a High Definition video engine based on our new BEEHD software platform and TI's DSPs. The solution offers developers a fast and cost-effective way to embed high definition video into a full range of endpoints for consumer electronics and enterprise markets.

Mr. Raviv concluded: "Although the current environment remains challenging, we believe the continued execution of our strategy will enable us to move forward with our plan to resume profitable growth. An important next step is to restore our operating profitability, which we expect to achieve in the second quarter, accompanied by sequential growth in our revenues. We plan to further advance RADVISION's market position through technology leadership, the price/value advantage of our products and the strength of our partnerships."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the second quarter of 2009 of approximately $19.5 million and net income approximately $0.3 million or $0.01 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.2 million or $0.06 per diluted share. Excluding this item, non-GAAP net income for the second quarter of 2009 is expected to be $1.5 million or $0.07 per diluted share. That compares to revenues for the second quarter of 2008 of $20.8 million and a net loss of $3.9 million or $0.19 per diluted share, including stock-based compensation expense of $1.3 million or $0.07 per diluted share and an other than temporary impairment of available-for-sale marketable securities totaling $0.4 million or $0.02 per diluted share. Excluding the effect of these items, the net loss for the second quarter of 2008 was $2.2 million or $0.10 per diluted share. (Full details of the Company's forecast are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

First Quarter 2009 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its first quarter 2009 results and second quarter outlook, today, Tuesday, May 5, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on May 11th. To access the replay, please dial 1-800-879-7617 (International dialers may call +1-203-369-3999).

The PowerPoint presentation highlighting key financial metrics as well as the second quarter 2009 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on May 5th and will be archived on the website until the end of the second quarter.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                - TABLES FOLLOW -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data




                                                       Three months ended
                                                             March 31,
                                                  ----------------------------
                                                       2009             2008
                                                  ----------------------------
                                                           Unaudited
                                                  ----------------------------

Revenues                                          $     18,299    $     19,607
Cost of revenues                                         4,111           4,197
                                                  ------------    ------------

Gross profit                                            14,188          15,410
                                                  ------------    ------------

Operating costs and expenses:
  Research and development                               7,084           8,140
  Marketing and selling                                  7,085           9,383
  General and administrative                             1,382           1,999
                                                  ------------    ------------

Total operating costs and expenses                      15,551          19,522
                                                  ------------    ------------

Operating loss                                          (1,363)         (4,112)
Financial income, net                                      632           1,044
                                                  ------------    ------------

Loss before taxes on income                               (731)         (3,068)
Taxes on income                                           (106)             (3)
                                                  ------------    ------------

Net loss                                          $       (837)   $     (3,071)
                                                  ============    ============

Basic net loss per Ordinary share                 $      (0.04)   $      (0.15)
                                                  ============    ============

Weighted Average Number of Shares
  Outstanding During the Period - Basic             19,564,269      21,122,724
                                                  ============    ============

Diluted net loss per Ordinary share               $      (0.04)   $      (0.15)
                                                  ============    ============
Weighted Average Number of Shares
  Outstanding During the Period - Diluted           19,564,269      21,122,724
                                                  ============    ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income (loss) and earnings (loss) per share, which are adjusted from results based on GAAP to exclude net loss from other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                             Three months ended
                                                               March 31, 2008
                                                  --------------------------------------------
                                                                 (Unaudited)
                                                  --------------------------------------------
                                                                   Non-GAAP
                                                                  adjustment
                                                  GAAP results    share-based     Non-GAAP
                                                  (as reported)   compensation    results
                                                  -------------   ------------   ----------
Gross profit                                        $ 14,188       $     95       $ 14,283
Total operating costs and expenses                  $ 15,551       $ (1,073)      $ 14,478
Operating loss                                      $ (1,363)      $  1,168       $   (195)
Income (loss) before taxes on income                $   (731)      $  1,427       $    696
Net income (loss)                                   $   (837)      $  1,427       $    590
                                                    ========       ========       ========
Basic net earnings (loss) per Ordinary share        $  (0.04)      $   0.07       $   0.03
                                                    ========       ========       ========
                                                                                  ========
Diluted net earnings (loss) per Ordinary share      $  (0.04)      $   0.07       $   0.03
                                                    ========       ========       ========

                                                             Three months ended
                                                               March 31, 2008
                                                  --------------------------------------------
                                                                 (Unaudited)
                                                  --------------------------------------------
                                                                   Non-GAAP
                                                                  adjustment
                                                  GAAP results    share-based     Non-GAAP
                                                  (as reported)   compensation    results
                                                  -------------   ------------   ----------
Gross profit                                        $ 15,410       $    101       $ 15,511
Total operating costs and expenses                  $ 19,522       $ (1,203)      $ 18,319
Operating loss                                      $ (4,112)      $  1,304       $ (2,808)
Loss before taxes on income                         $ (3,068)      $  1,304       $ (1,764)
Net Loss                                            $ (3,071)      $  1,304       $ (1,767)
                                                    ========       ========       ========
Basic net earnings (loss) per Ordinary share        $  (0.15)      $   0.07       $  (0.08)
                                                    ========       ========       ========
Diluted net earnings (loss) per Ordinary share      $  (0.15)      $   0.07       $  (0.08)
                                                    ========       ========       ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                   March 31,    December 31,
                                                     2009          2008
                                                  -----------   -----------
                                                   Unaudited      Audited
                                                  -----------   -----------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  30,515    $  37,872
  Short-term bank deposits *)                         57,341       52,026
  Short-term marketable securities *)                 15,274       14,350
  Trade receivables                                   13,640       14,118
  Other accounts receivable and prepaid expenses       6,368        6,102
  Inventories                                            824        1,185
                                                   ---------    ---------

Total current assets                                 123,962      125,653
                                                   ---------    ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  14,547       17,005
  Long-term prepaid expenses                           1,193        1,278
  Severance pay fund                                   4,537        4,591
  Long-term deferred tax asset                         5,177        4,995
                                                   ---------    ---------

Total long-term investments and receivables           25,454       27,869
                                                   ---------    ---------

Property and equipment, net                            5,047        5,428
                                                   ---------    ---------

Goodwill                                               2,966        2,966
                                                   ---------    ---------

Other intangible assets, net                               -          272
                                                   ---------    ---------

Total assets                                       $ 157,429    $ 162,188
                                                   =========    =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   1,765    $   2,052
  Deferred revenues                                    7,749        8,309
  Accrued expenses and other accounts payable         14,883       16,389
                                                   ---------    ---------

Total current liabilities                             24,397       26,750
                                                   ---------    ---------

Accrued severance pay                                  5,855        5,855
                                                   ---------    ---------

Total liabilities                                     30,252       32,605
                                                   ---------    ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234          234
  Additional paid-in capital                         142,294      141,107
  Treasury stock                                     (33,875)     (32,733)
  Accumulated other comprehensive income              (1,266)         348
  Retained earnings                                   19,790       20,627
                                                   ---------    ---------

Total shareholders' equity                           127,177      129,583
                                                   ---------    ---------

Total liabilities and shareholders' equity         $ 157,429    $ 162,188
                                                   =========    =========

*) Total cash and liquid investments               $ 117,677    $ 121,253
                                                   =========    =========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    Three months ended
                                                                         March 31,
                                                                   ---------------------
                                                                     2009         2008
                                                                   ---------------------
                                                                          Unaudited
                                                                   ---------------------
Cash flows from operating activities:
  Net loss                                                         $   (837)   $ (3,071)
  Adjustments to reconcile net income to net cash
       provided by operating activities:
    Depreciation and amortization                                       973         912
    Accrued interest, amortization of premium and accretion of
      discount on marketable securities and bank deposits, net           52         309
    Stock -based compensation                                         1,168       1,304
    Gain on sale of property and equipment                                -          (6)
    Tax  benefit relating to loss carryforwards resulting from
      exercise of stock options                                         (19)          -
    Decrease in trade receivables, net                                  478         870
    Decrease (increase)  in other accounts receivable and
      prepaid expenses                                                 (900)        199
    Decrease in inventories                                             361         537
    Decrease in long-term prepaid expenses                               85          85
    Decrease (increase) in deferred tax asset                            33         (95)
    Increase (decrease) in trade payables                              (287)        616
    Increase (decrease) in deferred revenues                           (560)         16
    Increase (decrease) in other accounts payable and
      accrued expenses                                               (2,546)        190
    Accrued severance pay, net                                          (82)          9
                                                                   --------    --------

Net cash provided by (used in) operating activities                  (2,081)      1,875
                                                                   --------    --------

Cash flows from investing activities:
  Proceeds from redemption of marketable securities                   5,120      23,399
  Purchase of marketable securities                                  (3,500)    (23,360)
  Proceeds from withdrawal of bank deposits                          42,591      32,739
  Purchase of bank deposits                                         (48,044)    (37,492)
  Purchase of property and equipment                                   (320)       (954)
  Proceeds from sale of property and equipment                          -             6
                                                                   --------    --------

Net cash used in investing activities                                (4,153)     (5,662)
                                                                   --------    --------

Cash flows from financing activities:
  Purchase of treasury stock                                         (1,142)     (3,565)
  Issuance of Ordinary shares and treasury stock for
    cash upon exercise of options                                         -          18
  Tax benefit related to exercise of stock options                       19           -
                                                                   --------    --------

Net cash used in financing activities                                (1,123)     (3,547)
                                                                   --------    --------

Decrease in cash and cash equivalents                                (7,357)     (7,334)
Cash and cash equivalents at beginning of period                     37,872      45,370
                                                                   --------    --------

Cash and cash equivalents at end of period                         $ 30,515    $ 38,036
                                                                   ========    ========

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: May 5, 2009